# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bakkt, Inc., CIK 0001820302
CUSIP: 05759B305
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: One Liberty Plaza, One Liberty St. Ste. 305-306, New York, New York (NY), 10006
Date of event which requires filing of this statement: 03/02/2026
Amends the filing with accession number 0001193125-21-304172
Filed by CIK 0001571949
Persons authorized to receive notices and communications: Andrew J. Surdykowski, Intercontinental Exchange, Inc., 5660 New Northside Drive, Atlanta, Georgia (GA), 30328, 770-857-4700; Rory O'Halloran & Cody Wright, Allen Overy Shearman Sterling US LLP, 599 Lexington Avenue, New York, New York (NY), 10022, 212-848-4000

## Reporting persons
- INTERCONTINENTAL EXCHANGE, INC. (CIK 0001571949): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 8,380,362; sole dispositive power 0; shared dispositive power 8,380,362; aggregate amount beneficially owned 8,380,362 (27% of the class); the aggregate amount excludes certain shares
  Comment: The amount listed in Rows 8, 10 and 11 includes 461,360 shares (the "Replacement Warrant Shares") of Class A common stock, par value $0.0001 per share ("New Class A Common Stock"), of Bakkt, Inc. (the "Issuer"), underlying the Replacement Warrants (as defined in Item 6 of the Amended Schedule 13D). The Reporting Persons will not have the power to vote the Replacement Warrant Shares unless, and to the extent, Intercontinental Exchange Holdings, Inc. ("ICEH"), a wholly owned subsidiary of Intercontinental Exchange, Inc. ("ICE"), exercises its right to acquire Replacement Warrant Shares in accordance with the terms of the Replacement Warrants.
  
  The percentage calculated in Row 13 is based on a total of 30,562,092 shares of New Class A Common Stock outstanding as of March 2, 2026, as described in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission the ("SEC") pursuant to Rule 424(b)(5) on February 27, 2026 (after giving effect to the issuance of shares contemplated therein, which was consummated on March 2, 2026).
- Intercontinental Exchange Holdings, Inc. (CIK 0001174746): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 8,380,362; sole dispositive power 0; shared dispositive power 8,380,362; aggregate amount beneficially owned 8,380,362 (27% of the class); the aggregate amount excludes certain shares
  Comment: The amount listed in Rows 8, 10 and 11 includes 461,360 Replacement Warrant Shares underlying the Replacement Warrants.
  
  The percentage calculated in Row 13 is based on a total of 30,562,092 shares of New Class A Common Stock outstanding as of March 2, 2026, as described in the Issuer's Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(5) on February 27, 2026 (after giving effect to the issuance of shares contemplated therein, which was consummated on March 2, 2026).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Bakkt, Inc.
Address of issuer's principal executive offices: One Liberty Plaza, One Liberty St. Ste. 305-306, New York, New York (NY), 10006
Comment:
This Amendment No. 12 (this "Amendment") is being jointly filed on behalf of: (a) Intercontinental Exchange, Inc., a Delaware corporation ("ICE"), and (b) Intercontinental Exchange Holdings, Inc., a Delaware corporation ("ICEH", and together with ICE, the "Reporting Persons" and each a "Reporting Person"), and amends the Statement on Schedule 13D filed by the Reporting Persons on October 21, 2021 ("Initial Schedule 13D"), as previously amended by (i) Amendment No. 1 to the Initial Schedule 13D filed by the Reporting Persons on May 5, 2022 ("Amendment No. 1"), (ii) Amendment No. 2 to the Initial Schedule 13D filed by the Reporting Persons on April 28, 2023 ("Amendment No. 2"), (iii) Amendment No. 3 to the Initial Schedule 13D filed by the Reporting Persons on March 4, 2024 ("Amendment No. 3"), (iv) Amendment No. 4 to the Initial Schedule 13D filed by the Reporting Persons on April 29, 2024 ("Amendment No. 4"), (v) Amendment No. 5 to the Initial Schedule 13D filed by the Reporting Persons on July 9, 2024 ("Amendment No. 5"), (vi) Amendment No. 6 to the Initial Schedule 13D filed by the Reporting Persons on July 1 and 2, 2025 ("Amendment No. 6"), (vii) Amendment No. 7 to the Initial Schedule 13D filed by the Reporting Persons on July 17, 2025 ("Amendment No. 7"), (viii) Amendment No. 8 to the Initial Schedule 13D filed by the Reporting Persons on July 30, 2025, (ix) Amendment No. 9 to the Initial Schedule 13D filed by the Reporting Persons on October 20, 2025 ("Amendment No. 9"), (x) Amendment No. 10 to the Initial Schedule 13D filed by the Reporting Persons on November 5, 2025 ("Amendment No. 10") and (xi) Amendment No. 11 to the Initial Schedule 13D filed by the Reporting Persons on January 13, 2026 ("Amendment No. 11", and the Initial Schedule 13D as so amended, the "Amended Schedule 13D"), which relates to the shares of Class A common stock, par value $0.0001 per share ("New Class A Common Stock"), of Bakkt, Inc., a Delaware corporation (the "Issuer"), as successor to Bakkt Intermediate Holdings, Inc. (formerly known as Bakkt Holdings, Inc.), a Delaware Corporation (the "Predecessor Issuer").

Information given in response to each item of this Amendment shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used and not otherwise defined in this Amendment have the same meanings ascribed to them in the Amended Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage of beneficial ownership in this Amendment is based on: (i) with respect to the total amount of securities issued and outstanding, an aggregate of 30,562,092 shares of New Class A Common Stock outstanding as of March 2, 2026, as reported in the Issuer's Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(5) on February 27, 2026 (after giving effect to the issuance of shares contemplated therein, which was consummated on March 2, 2026), as adjusted pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act to include the 461,360 shares of New Class A Common Stock (the "Replacement Warrant Shares") underlying the Replacement Warrants (as defined in Item 6 of the Amended Schedule 13D), and (ii) with respect to the securities beneficially owned by the Reporting Persons, 7,919,002 shares of New Class A Common Stock and 461,360 Replacement Warrant Shares beneficially owned by the Reporting Persons as of the date hereof.

The aggregate number and percentage of shares of New Class A Common Stock beneficially owned by the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.

The Replacement Warrant Shares will not have voting power unless, and to the extent, ICEH exercises its right to acquire Replacement Warrant Shares in accordance with the terms of the Replacement Warrants and such shares become issued and outstanding.

To the best knowledge of the Reporting Persons, the following persons beneficially own or may be deemed to beneficially own the shares of New Class A Common Stock set forth below:

o Hon. Sharon Y. Bowen, Director, ICE, beneficially owns 21,044 shares of New Class A Common Stock.

o Thomas E. Noonan, Director, ICE, beneficially owns 529 shares of New Class A Common Stock.

o Jeffrey C. Sprecher, Director (Chairman) and Chief Executive Officer, ICE, may be deemed to beneficially own 146,366 shares of New Class A Common Stock, which shares are beneficially owned by his spouse. Mr. Sprecher disclaims beneficial ownership of the shares held by his spouse.

The Reporting Persons specifically disclaim beneficial ownership over such shares and units held by the persons listed above.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(a) of this Statement is incorporated herein by reference.

Pursuant to the terms of the DTR Voting and Support Agreement (as defined in Item 6 of the Amended Schedule 13D), ICE has agreed not to transfer the ICE Subject Shares (as defined in Item 6 of the Amended Schedule 13D) until the earlier of (i) 120 days after the date of the DTR Purchase Agreement (as defined in Item 6 of the Amended Schedule 13D) or (ii) the Bakkt stockholder meeting called for the purpose of obtaining the approval of the DTR Acquisition (as defined in Item 6 of the Amended Schedule 13D).
Transactions in the class effected during the past sixty days: This Amendment is being filed to update the aggregate percentage of the New Class A Common Stock beneficially owned by the Reporting Persons due to dilution caused by the Issuer's issuance of additional shares of its New Class A Common Stock from time to time since the date of the filing of Amendment No. 11, and not in connection with any acquisition or disposition of any shares of New Class A Common Stock by the Reporting Persons. The Reporting Persons have not effected any transactions in New Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- INTERCONTINENTAL EXCHANGE, INC.: /s/ Andrew J. Surdykowski, Andrew J. Surdykowski, General Counsel (03/04/2026)
- Intercontinental Exchange Holdings, Inc.: /s/ Andrew J. Surdykowski, Andrew J. Surdykowski, General Counsel (03/04/2026)